Exhibit 99.2

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Balance Sheets

June 30, 2011 (unaudited) and December 31, 2010 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except issued and outstanding share amounts)

	June 30, 2011	December 31, 2010

ASSETS

CURRENT
Cash and cash equivalents	$12,891	$13,406
Accounts receivable	242,125	207,098
Other receivables	480	472
Prepaid expenses	34,739	27,254
Restricted cash	446	434
Other assets	3,248	1,928
	293,929	250,592

OTHER RECEIVABLES	599	806

FUNDED LANDFILL POST-CLOSURE COSTS (Note 11)	9,473	8,949

INTANGIBLES (Note 7)	273,643	272,082

GOODWILL (Note 8)	1,140,873	1,081,868

LANDFILL DEVELOPMENT ASSETS	12,894	12,174

DEFERRED FINANCING COSTS	19,640	21,157

CAPITAL ASSETS	777,449	758,287

LANDFILL ASSETS	969,573	975,691

INVESTMENT IN EQUITY ACCOUNTED INVESTEE (Note 14)	4,221	4,117

OTHER ASSETS	3,703	4,764
	$3,505,997	$3,390,487
LIABILITIES

CURRENT
Accounts payable	$109,627	$100,181
Accrued charges (Note 9)	130,774	136,629
Dividends payable	15,662	15,296
Income taxes payable	6,026	14,425
Deferred revenues	18,234	20,378
Current portion of long-term debt (Note 10)	1,500	1,500
Landfill closure and post-closure costs (Note 11)	6,588	8,229
Other liabilities	5,550	6,091
	293,961	302,729

LONG-TERM DEBT (Note 10)	1,336,328	1,258,159

LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 11)	98,828	90,010

OTHER LIABILITIES	6,960	7,329

DEFERRED INCOME TAXES	99,396	85,665
	1,835,473	1,743,892

SHAREHOLDERS’ EQUITY (Note 12)
Common shares (authorized - unlimited, issued and outstanding - 120,759,034 (December 31, 2010 - 121,429,737))	1,864,930	1,878,286
Restricted shares (issued and outstanding - 67,150 (December 31, 2010 - 277,150))	(1,127)	(5,169)
Additional paid in capital	1,683	7,092
Accumulated deficit	(168,249)	(188,972)
Accumulated other comprehensive loss	(26,713)	(44,642)
Total shareholders’ equity	1,670,524	1,646,595
	$3,505,997	$3,390,487

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statements of Operations and Comprehensive Income

For the periods ended June 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income per share amounts)

	Three months ended		Six months ended
	2011	2010	2011	2010

REVENUES	$469,512	$299,582	$892,362	$563,624
EXPENSES
OPERATING	279,504	174,568	526,309	325,637
SELLING, GENERAL AND ADMINISTRATION	50,378	41,187	108,985	80,978
RESTRUCTURING	278	—	1,125	—
AMORTIZATION	66,467	43,096	129,286	82,613
NET GAIN ON SALE OF CAPITAL ASSETS	(356)	(369)	(1,779)	(431)
OPERATING INCOME	73,241	41,100	128,436	74,827
INTEREST ON LONG-TERM DEBT	16,542	8,244	33,060	16,181
NET FOREIGN EXCHANGE (GAIN) LOSS	(29)	24	(32)	54
NET GAIN ON FINANCIAL INSTRUMENTS (Note 15)	(429)	(1,208)	(2,355)	(1,750)
OTHER EXPENSES	609	34	795	58
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS FROM EQUITY ACCOUNTED INVESTEE	56,548	34,006	96,968	60,284
INCOME TAX EXPENSE (Note 16)
Current	12,997	8,515	24,695	16,193
Deferred	6,922	5,635	12,542	7,500
	19,919	14,150	37,237	23,693
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	22	21	26	46
NET INCOME	36,607	19,835	59,705	36,545

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	4,780	(7,752)	18,754	(2,405)
Derivatives designated as cash flow hedges, net of income tax $2,683 and $848 (2010 - $811 and $695)	(4,980)	(1,506)	(1,573)	(1,339)
Settlement of derivatives designated as cash flow hedges, net of income tax ($271) and ($403) (2010 - $8 and $59)	503	(14)	748	(110)
COMPREHENSIVE INCOME	$36,910	$10,563	$77,634	$32,691

NET INCOME - CONTROLLING INTEREST	$36,607	$17,489	$59,705	$32,223
NET INCOME - NON-CONTROLLING INTEREST	$—	$2,346	$—	$4,322
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$36,910	$9,313	$77,634	$28,825
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$—	$1,250	$—	$3,866

Net income per weighted average share, basic	$0.30	$0.21	$0.49	$0.39
Net income per weighted average share, diluted	$0.30	$0.21	$0.49	$0.39
Weighted average number of shares outstanding (thousands), basic	120,748	82,383	121,220	82,363
Weighted average number of shares outstanding (thousands), diluted	120,748	93,431	121,220	93,431

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statements of Cash Flows

For the periods ended June 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Six months ended
	2011	2010	2011	2010

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$36,607	$19,835	$59,705	$36,545
Items not affecting cash
Restricted share expense	179	417	353	830
Accretion of landfill closure and post-closure costs (Note 11)	1,276	882	2,545	1,762
Amortization of intangibles	11,936	6,225	24,100	13,282
Amortization of capital assets	32,151	19,972	64,600	39,039
Amortization of landfill assets	22,380	16,899	40,586	30,292
Interest on long-term debt (amortization of deferred financing costs)	1,362	716	2,715	1,425
Net gain on sale of capital assets	(356)	(369)	(1,779)	(431)
Net gain on financial instruments	(429)	(1,208)	(2,355)	(1,750)
Deferred income taxes	6,922	5,635	12,542	7,500
Net loss from equity accounted investee	22	21	26	46
Landfill closure and post-closure expenditures (Note 11)	(359)	(1,167)	(2,060)	(1,552)
Changes in non-cash working capital items	(19,059)	13,338	(53,692)	(1,752)
Cash generated from operating activities	92,632	81,196	147,286	125,236
INVESTING
Acquisitions (Note 6)	(77,655)	(1,488)	(90,035)	(53,935)
Restricted cash deposits	(12)	(43)	(12)	(43)
Proceeds from other receivables	119	145	234	284
Funded landfill post-closure costs	(81)	(75)	(179)	(85)
Purchase of capital assets	(33,031)	(20,757)	(48,933)	(34,659)
Purchase of landfill assets	(11,376)	(7,764)	(20,883)	(13,945)
Proceeds from the sale of capital assets	777	626	3,450	690
Investment in landfill development assets	(2,495)	(678)	(3,117)	(942)
Cash utilized in investing activities	(123,754)	(30,034)	(159,475)	(102,635)
FINANCING
Payment of deferred financing costs	—	(2,064)	(1,020)	(2,065)
Proceeds from long-term debt	133,130	19,097	236,613	99,865
Repayment of long-term debt	(85,953)	(55,134)	(170,769)	(94,025)
Common shares issued, net of issue costs	—	(6)	—	(12)
Proceeds from the exercise of stock options	563	—	855	—
Repurchase of common shares (Note 12)	—	—	(23,500)	—
Dividends paid to share and participating preferred share holders	(15,594)	(11,364)	(31,023)	(22,584)
Cash generated from (utilized in) financing activities	32,146	(49,471)	11,156	(18,821)
Effect of foreign currency translation on cash and cash equivalents	93	(901)	518	(559)
NET CASH INFLOW (OUTFLOW)	1,117	790	(515)	3,221

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	11,774	7,422	13,406	4,991
CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,891	$8,212	$12,891	$8,212

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$12,891	$7,269	$12,891	$7,269
Cash equivalents	—	943	—	943
	$12,891	$8,212	$12,891	$8,212

Cash paid during the period for:
Income taxes	$16,349	$2,581	$31,392	$6,421
Interest	$14,982	$7,456	$31,278	$15,857

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statement of Equity

For the three months ended June 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss (Note 12)	Total equity
Balance at March 31, 2011	$1,863,368	$(1,127)	$—	$3,006	$(189,251)	$(27,016)	$1,648,980
Net income					36,607		36,607
Dividends					(15,605)		(15,605)
Restricted share expense				179			179
Common shares issued on exercise of stock options	812			(249)			563
Common shares issued on exercise of warrants (Note 12)	750			(1,253)			(503)
Foreign currency translation adjustment						4,780	4,780
Derivatives designated as cash flow hedges, net of income tax						(4,980)	(4,980)
Settlement of derivatives designated as cash flow hedges, net of income tax						503	503
Balance at June 30, 2011	$1,864,930	$(1,127)	$—	$1,683	$(168,249)	$(26,713)	$1,670,524

	Non- controlling interest	Common shares	Restricted shares	Treasury shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss (Note 12)	Total equity
Balance at March 31, 2010	$230,402	$1,083,851	$(3,928)	$—	$2,531	$(210,057)	$(75,932)	$1,026,867
Net income	2,346					17,489		19,835
Dividends	(1,350)					(10,014)		(11,364)
Restricted share expense					417			417
Common shares issued, net of issue costs and income tax		(12)						(12)
Foreign currency translation adjustment	(917)						(6,835)	(7,752)
Commodity swaps designated as cash flow hedges, net of income tax	(177)						(1,329)	(1,506)
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(2)						(12)	(14)
Balance at June 30, 2010	$230,302	$1,083,839	$(3,928)	$—	$2,948	$(202,582)	$(84,108)	$1,026,471

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Condensed Consolidated Statement of Equity

For the six months ended June 30, 2011 and 2010 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss (Note 12)	Total equity
Balance at December 31, 2010	$1,878,286	$(5,169)	$—	$7,092	$(188,972)	$(44,642)	$1,646,595
Net income					59,705		59,705
Dividends					(30,910)		(30,910)
Restricted share expense				353			353
Vesting of restricted shares		4,042		(4,042)			—
Common shares issued on exercise of stock options	1,322			(467)			855
Common shares issued on exercise of warrants (Note 12)	750			(1,253)			(503)
Common shares acquired by U.S. long-term incentive plan (“LTIP”)			(3,188)				(3,188)
Deferred compensation obligation			3,188				3,188
Repurchase of common shares	(15,428)				(8,072)		(23,500)
Foreign currency translation adjustment						18,754	18,754
Derivatives designated as cash flow hedges, net of income tax						(1,573)	(1,573)
Settlement of derivatives designated as cash flow hedges, net of income tax						748	748
Balance at June 30, 2011	$1,864,930	$(1,127)	$—	$1,683	$(168,249)	$(26,713)	$1,670,524

	Non- controlling interest	Common shares	Restricted shares	Treasury shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss (Note 12)	Total equity
Balance at December 31, 2009	$230,014	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$1,015,546
Net income	4,322					32,223		36,545
Dividends	(2,677)					(19,907)		(22,584)
Restricted share expense					830			830
Common shares issued, net of issue costs and income tax		(12)						(12)
Common shares issued on exchange of participating preferred shares (“PPSs”), net of issue costs	(901)	901						—
Common shares acquired by U.S. LTIP				(2,153)				(2,153)
Deferred compensation obligation				2,153				2,153
Foreign currency translation adjustment	(285)						(2,120)	(2,405)
Commodity swaps designated as cash flow hedges, net of income tax	(158)						(1,181)	(1,339)
Settlement of commodity swaps designated as cash flow hedges, net of income tax	(13)						(97)	(110)
Balance at June 30, 2010	$230,302	$1,083,839	$(3,928)	$—	$2,948	$(202,582)	$(84,108)	$1,026,471

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.              Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. (“IESI-BFC”) and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.              Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting its financial results in U.S. dollars also reduces foreign currency fluctuations in the Company’s reported amounts because the Company’s collection of assets and its operations are larger in the U.S than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated, in Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. segment results retain their original values when expressed in the Company’s reporting currency.

3.              Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2010.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

4.              Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and have been prepared applying the same accounting policies disclosed in Note 3 to the December 31, 2010 audited consolidated financial statements, except as outlined in Note 5 to these financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

5.              Changes in Accounting Policies

Improving Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional disclosure guidance aimed at improving fair value measurements and disclosures.  This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurement categories accompanied by a description of the reasons for the transfers, a reconciliation of fair value measurements in the Level 3 category presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3).  For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which became effective January 1, 2011.  This guidance does not have a significant impact on the Company’s financial statements.

Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, FASB issued additional disclosure guidance which addresses the diversity in practice of pro forma revenue and earnings disclosure requirements for business combinations. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.  The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.  For the Company, this guidance became effective prospectively for business combinations occurring on or after January 1, 2011.  Early adoption was permitted.  This guidance does not have a significant impact on the Company’s financial statements.

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, FASB issued amendments to change the wording used to describe the requirements of U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, including enhanced disclosures about the assumptions used in fair value measurements.  These amendments result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS.  The amendments are applicable prospectively.  For the Company, this guidance is effective on January 1, 2012 and early application is not permitted.  This guidance is not expected to have a significant impact on the Company’s financial statements.

Presentation of Comprehensive Income

In June 2011, FASB issued amendments to the presentation of comprehensive income.  The amendments give an entity the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income.  An entity is also required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented.  The amendments are to be applied retrospectively and are effective for the Company on January 1, 2012.  Early adoption is permitted.  This guidance is not expected to have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6.              Acquisitions

For the six months ended June 30, 2011, the Company acquired all of the solid waste collection assets, including various current assets and liabilities, of seven waste management companies, three in the U.S. south, two in the U.S. northeast, and two in Canada, each of which constitute a business.

For the six months ended June 30, 2010, the Company acquired all of the solid waste collection assets, including various current assets and liabilities, of one waste management company in Canada.  The Company also acquired select waste collection assets from one waste management company in each of the U.S. south and U.S. northeast.  All of these acquisitions constituted a business.

The Company considers each of these acquisitions “tuck-ins”.  Tuck-ins represent the acquisition of solid waste collection and or disposal assets in markets where the Company has existing operations.  Goodwill arising from these tuck-in acquisitions is largely attributable to assembled workforces acquired and to expected synergies as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies.  Pro forma revenues and net income for these tuck-in acquisitions have not been disclosed as the acquired companies are immaterial both individually and in aggregate.  The allocations of certain purchase prices are absent final fair value adjustments.  The results of these acquisitions have been included in the financial statements of the Company from their dates of closing.

Payment of contingent consideration, for acquisitions completed prior to 2009, resulting from meeting various business performance targets is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Cash consideration paid for tuck-in acquisitions, and the preliminary fair value allocations to net assets acquired, is as follows:

	Six months ended June 30
	2011	2010

Consideration
Cash, including holdbacks (as applicable)	$94,344	$50,677

Net assets acquired
Accounts receivable	4,433	4,004
Intangibles (Note 7)	22,078	28,131
Goodwill (Note 8)	43,703	1,381
Capital assets	28,734	18,568
Accounts payable	(4,604)	(1,407)
Total net assets acquired	$94,344	$50,677

Consideration by segment (including holdbacks (as applicable))
Canada	$327	$48,783
U.S. south	79,397	1,025
U.S. northeast	14,620	869
Total consideration	$94,344	$50,677

Goodwill recorded by segment
Canada	$97	$1,381
U.S. south	42,822	—
U.S. northeast	784	—
Total goodwill	$43,703	$1,381

Goodwill amounting to $42,919 (2010 - $1,381) is deductible for tax purposes.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Investment in equity accounted investee

On January 4, 2010, the Company also acquired a fifty percent equity interest in each of two waste management companies in Canada.  The Company has applied the equity method of accounting for its interests in these two companies and considers this acquisition to be a “tuck-in”.  Goodwill arising from this acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond which each was capable of achieving had they operated separately.

Equity investment income or loss from this acquisition has been included in the Company’s financial statements from its date of closing.

Cash consideration paid by the Company for its fifty percent ownership interest in its equity investee and its allocation to the fair value of net assets acquired is as follows:

June 30
2010

Consideration
Cash	$3,261

Net assets acquired
Accounts receivable	253
Intangibles	1,936
Goodwill	1,073
Capital assets	1,542
Accounts payable	(276)
Long-term debt	(759)
Deferred income taxes	(508)
Total net assets acquired	$3,261

At the date of acquisition the net book value of the underlying net assets in the equity investee was $784 and goodwill amounting to $1,073 was not deductible for tax purposes.

Aggregate cash consideration

For the three and six months ended June 30, 2011, aggregate cash consideration amounted to $77,614 and $89,972, respectively (2010 - $1,423 and $53,693), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

Transaction costs for acquisitions are included in selling, general and administration expenses for the three and six months ended June 30, 2011 and amount to $458 and $773, respectively (2010 - $2,092 and $4,090)

Contingent consideration

Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $41 (2010 - $65) and $63 (2010 - $242) for the three and six months ended June 30, 2011, respectively.

The Company typically holds back the payment of certain amounts due to sellers subject to meeting various business performance conditions.  These conditions are generally short term in nature and the Company has assessed the fair value of its obligation as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation as the full amount of the additional consideration it expects to pay discounted back to the date of acquisition.  Holdback and additional amounts payable total $4,372 as at June 30, 2011(December 31, 2010 - $245).

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7.              Intangibles

June 30, 2011

	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions

Customer collection contracts	$216,328	$128,888	$87,440	$118	1.92
Customer lists	212,163	67,237	144,926	18,332	7.20
Non-competition agreements	20,937	11,687	9,250	3,378	4.40
Transfer station permits	28,957	4,866	24,091	250	20.00
Trade-names	10,872	2,936	7,936	—	—
	$489,257	$215,614	$273,643	$22,078

	December 31, 2010			June 30, 2010
	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions

Customer collection contracts	$210,032	$117,903	$92,129	$13,729	4.50
Customer lists	193,821	54,375	139,446	2,425	5.33
Non-competition agreements	17,560	9,368	8,192	100	5.00
Transfer station permits	27,893	4,010	23,883	11,443	20.00
Trade-names	10,619	2,187	8,432	434	10.00
	$459,925	$187,843	$272,082	$28,131

Estimated remaining intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2011, and thereafter is as follows:

2011	$24,403
2012	46,144
2013	41,777
2014	37,554
2015	29,784
Thereafter	93,981
$273,643

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.              Goodwill

The following table outlines the changes in goodwill.

	June 30
	2011	2010

Goodwill, beginning of year	$1,081,868	$630,470
Goodwill recognized on acquisitions completed, during the period	43,703	1,381
Goodwill recognized in respect of prior period acquisitions, during the period	3,278	3,548
Foreign currency exchange adjustment, during the period	12,024	(904)
Goodwill, end of period	$1,140,873	$634,495

Goodwill amounting to $nil (2010 - $3,306) in respect of contingent consideration was accrued for in the six months ending June 30, 2011.  Adjustments to preliminary fair value allocations resulted in a $3,215 (2010 - $nil) increase to goodwill.

The Company has not recognized any goodwill impairment charge in the six months ended June 30, 2011 or in the year ended December 31, 2010.  In addition, the Company has not disposed of any goodwill in these periods except the goodwill attributable to divested assets as required by the Canadian Competition Bureau related to the Company’s acquisition of Waste Services, Inc. during 2010.

9.              Accrued Charges

Accrued charges are comprised of the following:

	June 30, 2011	December 31, 2010

Insurance	$25,895	$25,753
Payroll and related costs	31,512	39,353
Franchise and royalty fees	8,992	5,249
Interest	6,721	7,120
Provincial and state sales taxes	7,653	6,069
Acquisition and related costs	3,643	9,100
Environmental surcharges	9,507	7,660
Property taxes	2,714	642
Share based compensation (Note 13)	12,487	10,697
Other	21,650	24,986
Accrued charges	$130,774	$136,629

10.       Long-Term Debt

In December 2010, the Company exercised a portion of the accordion feature available on its Amended and Restated Senior Secured Revolving Credit Facility (the “U.S. facility”) on behalf of IESI Corporation (“IESI”), a wholly owned subsidiary of the Company.  Accordingly, the size of the U.S. credit facility increased by $127,500 to $1,077,500 and was effective January 13, 2011.  The available accordion feature on the U.S. facility declined by a similar amount.

In July 2011, the Company entered into a second amendment to its U.S. facility and entered into an Amending Agreement to its Sixth Amended and Restated Credit Agreement (the “Canadian facility”) in Canada (Note 20).

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.       Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and outline the changes to landfill closure and post-closure costs between periods.

June 30, 2011
Fair value of legally restricted assets	$9,473
Undiscounted closure and post-closure costs	$601,787
Credit adjusted risk free rates - Canadian segment landfills	5.4% - 9.5%
Credit adjusted risk free rates - U.S. segment landfills	5.7% - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2011	$6,588
2012	10,078
2013	16,383
2014	9,949
2015	7,671
Thereafter	551,118
$601,787

	Three months ended June 30
	2011	2010

Landfill closure and post-closure costs, beginning of period	$101,042	$72,458
Provision for landfill closure and post-closure costs, during the period	3,249	2,154
Accretion of landfill closure and post-closure costs , during the period	1,276	882
Landfill closure and post-closure expenditures, during the period	(359)	(1,167)
Foreign currency translation adjustment, during the period	208	(520)
	105,416	73,807
Less current portion of landfill closure and post-closure costs	6,588	5,248
Landfill closure and post-closure costs, end of period	$98,828	$68,559

	Six months ended June 30
	2011	2010

Landfill closure and post-closure costs, beginning of year	$98,239	$69,708
Provision for landfill closure and post-closure costs, during the period	5,912	4,066
Accretion of landfill closure and post-closure costs , during the period	2,545	1,762
Landfill closure and post-closure expenditures, during the period	(2,060)	(1,552)
Revisions to estimated cash flows, during the period	25	—
Foreign currency translation adjustment, during the period	755	(177)
	105,416	73,807
Less current portion of landfill closure and post-closure costs	6,588	5,248
Landfill closure and post-closure costs, end of period	$98,828	$68,559

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

12.       Shareholders’ Equity

Repurchase of common shares

On March 29, 2011, in connection with the secondary offering of 10,906 common shares held by TC Carting III, L.L.C., an affiliate of Thayer | Hidden Creek Partners, L.L.C., the Company agreed to purchase from the underwriters 1,000 common shares in the secondary offering, at the same public offering price of $23.50 per share at a total cost of $23,500.  The common shares were cancelled and no longer remain outstanding.

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.  Accumulated other comprehensive loss also includes gains or losses recognized on the effective portion of derivatives designated as cash flow hedges, net of income tax and settlements.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive loss
Three months ended June 30, 2011
Balance, beginning of period	$(33,500)	$6,484	$(27,016)
Change, during the period	4,780	(4,477)	303
Balance, end of period	$(28,720)	$2,007	$(26,713)

Three months ended June 30, 2010
Balance, beginning of period	$(76,824)	$892	$(75,932)
Change, during the period	(6,835)	(1,341)	(8,176)
Balance, end of period	$(83,659)	$(449)	$(84,108)

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive loss
Six months ended June 30, 2011
Balance, beginning of year	$(47,474)	$2,832	$(44,642)
Change, during the period	18,754	(825)	17,929
Balance, end of period	$(28,720)	$2,007	$(26,713)

Six months ended June 30, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the period	(2,120)	(1,278)	(3,398)
Balance, end of period	$(83,659)	$(449)	$(84,108)

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Net income per share

The following table presents net income and net income attributable to common shareholders and reconciles the weighted average number of shares outstanding at June 30, 2011 and 2010 for the purpose of computing basic and diluted net income per share.

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Net income	$36,607	$19,835	$59,705	$36,545
Net income attributable to common shareholders	$36,607	$17,489	$59,705	$32,223

Weighted average number of shares, basic	120,748	82,383	121,220	82,363
Dilutive effect of PPS equivalents(9)	—	11,048	—	11,068
Weighted average number of shares, diluted	120,748	93,431	121,220	93,431

Net income per weighted average share, basic	$0.30	$0.21	$0.49	$0.39
Net income per weighted average share, diluted	$0.30	$0.21	$0.49	$0.39
Issued and outstanding share based options (thousands)	2,594	2,246	2,594	2,246

Note:

(9)   PPSs issued by IESI were exchangeable for common shares of the Company on a one for one hundred basis.  “PPS equivalents” refers to the number of shares that were issuable by the Company upon each PPS exchange.  Effective December 31, 2010, all PPS equivalents were exchanged for common shares of the Company.

Share based options are anti-dilutive to the calculation of net income per share and have been excluded from the calculation.

Non-controlling interest

Pursuant to certain mandatory PPS exchange provisions, all remaining outstanding PPS equivalents were exchanged for common shares of the Company on December 31, 2010.  For the six months ended June 30, 2010, 47 PPS equivalents were exchanged for common shares of the Company.

Warrants

	Number of common shares issuable	Weighted average exercise price
Outstanding, beginning of year	194	$13.89
Exercised, during the period	(194)	(13.89)
Expired, during the period	—	—
Outstanding, end of period	—	$—

As of June 30, 2011, all warrants have been exercised.  The warrants were exercised in a cashless conversion, resulting in the issuance of 67 common shares.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.       Share Based Compensation

Compensation expense or recovery resulting from fair value changes in share based options are recorded to selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income.  For the three and six months ended June 30, 2011 share based compensation (recovery) expense amounted to ($3,824) and $1,520, respectively (2010 – $2,679 and $3,440, respectively).  In addition, as of June 30, 2011, unrecognized compensation cost for share based compensation totaled $nil (December 31, 2010 - $1,084).  At June 30, 2011, $12,487 (December 31, 2010 - $10,697) is accrued.

Restricted share expense is recorded to selling, general and administration expense on the condensed consolidated statement of operations and comprehensive income.  For the three and six months ended June 30, 2011 restricted share expense amounted to $179 and $353 (2010 - $417 and $830), respectively.

14.       Related Party Transactions

Related party agreements

The Company leases office space which is owned by one of its directors.  The lease commenced in 2004 and has a lease term of ten and a half years, with a right to extend for a further five years.  The cost of the lease approximates C$300 annually.  The Company has sublet this lease for a portion of the annual lease cost.

The father-in-law of the Company’s former Executive Vice President Corporate Development was employed by Waste Services, Inc. until his retirement in October 2008.  As partial consideration for his retirement he received C$400 in 2010 and will receive C$100 for each year thereafter until his death.

Equity accounted investee

The Company’s fifty percent ownership interest investment in its equity investee is with a related party.  The remaining fifty percent is owned by two trusts.  The brother of the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for both trusts and the Company’s Vice Chairman and Chief Executive Officer serves as a trustee for one of the two trusts.  The Company exercises joint control over its equity investment through its fifty percent ownership interest.  The Company’s fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee.  The Chairperson of the investee’s Board of Directors cannot be nominated by the Company.  In addition, the Chairperson cannot be a member of the Company’s Board of Directors.  The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its board.  Certain matters are beyond the control of the investee’s board and reside with its shareholders.  These matters are generally related to certain financing matters, board composition, the sharing of profits and material business changes.

Transactions between the Company and its investee have all been transacted in the normal course of business.  These transactions are generally the result of the investee billing the Company for services it provides to the Company.  In turn, the Company bills its customers for this service which is measured at the exchange amount.  Transactions between the Company and its investee only reflect the Company’s share of the transactions.  The Company incurred $50 and $110 (2010 - $15 and $36) of charges for the three and six months ended June 30, 2011, respectively from its equity investee which are recorded to operating expenses.  A total of $2 (December 31, 2010 - $22) is included in accounts payable at June 30, 2011 for amounts owing to the Company’s equity investee.

On December 6, 2010, the Company received an unsecured promissory note from its equity accounted investee for C$750.  The promissory note is repayable on demand with no fixed term to maturity.  Interest on the note accrues at a rate equal to the greater of 5.5% per annum, or the rate which is equal to bank prime plus 2.0% per annum calculated annually, not in advance and payable on maturity.  The promissory note may be repaid, in whole or in part, at any time, subject to certain restrictions.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Other related party transactions

A company owned by an officer of a subsidiary of BFI Canada Inc. (“BFI”) provides transportation services to the Company.  Total charges of $540 and $1,061 (2010 - $291 and $744) were incurred for the three and six months ended June 30, 2011, respectively, and are recorded to operating expenses.

All related party transactions are recorded at the exchange amounts.

15.       Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and their fair value amounts.  Amounts are recorded as other assets or other liabilities on the Company’s condensed consolidated balance sheet.

	June 30, 2011	December 31, 2010
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Long-term - commodity swaps	$942	$548

Derivatives designated in a hedging relationship
Current - commodity swaps	$3,248	$1,928
Long-term - commodity swaps	$1,798	$1,325
Long-term - interest rate swaps	$963	$2,891

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$5,550	$6,091
Long-term - interest rate swaps	$733	$1,391
Current - foreign currency exchange agreements	$386	$—

The following table outlines the hierarchical measurement categories for the fair value of various financial assets and liabilities at June 30, 2011:

June 30, 2011

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$12,891	$—	$—	$12,891
Funded landfill post-closure costs	$9,473	$—	$—	$9,473
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$5,046	$5,046
Other assets - commodity swaps	$—	$—	$942	$942
Other assets - interest rate swaps (designated in a hedging relationship)	$—	$963	$—	$963
Other liabilities - foreign currency exchange agreements	$—	$(386)	$—	$(386)
Other liabilities - interest rate swaps	$—	$(6,283)	$—	$(6,283)
	$22,364	$(5,706)	$5,988	$22,646

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

December 31, 2010

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$13,406	$—	$—	$13,406
Funded landfill post-closure costs	$8,949	$—	$—	$8,949
Other assets - commodity swaps (designated in a hedging relationship)	$—	$—	$3,253	$3,253
Other assets - commodity swaps	$—	$—	$548	$548
Other assets - interest rate swaps (designated in a hedging relationship)	$—	$2,891	$—	$2,891
Other liabilities - interest rate swaps	$—	$(7,482)	$—	$(7,482)
	$22,355	$(4,591)	$3,801	$21,565

The following table outlines the change in fair value for Level 3 fair value measurements for the periods ended June 30, 2011 and 2010:

	Three months ended June 30
Significant unobservable inputs (Level 3)	2011	2010

Balance, beginning of period	$9,895	$2,225
Realized gains (losses) included in the statement of operations, during the period	321	(2)
Unrealized losses included in the statement of operations, during the period	(664)	(299)
Unrealized losses included in accumulated other comprehensive loss, during the period	(3,236)	(2,339)
Settlements	(321)	2
Foreign currency translation adjustment	(7)	(7)
Balance, end of period	$5,988	$(420)

	Six months ended June 30
Significant unobservable inputs (Level 3)	2011	2010

Balance, beginning of year	$3,801	$2,344
Realized gains (losses) included in the statement of operations, during the period	543	(28)
Unrealized gains (losses) included in the statement of operations, during the period	373	(567)
Unrealized gains (losses) included in accumulated other comprehensive loss, during the period	1,793	(2,203)
Settlements	(543)	28
Foreign currency translation adjustment	21	6
Balance, end of period	$5,988	$(420)

Fair value

Funded landfill post-closure costs are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills.  The fair value of these investments is supported by quoted prices in active markets for identical assets.

The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists.  Considerable judgment is required to interpret market information to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The Company’s interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts.  The Company verifies the reasonableness of these quotes using similar quotes from another financial institution at the date each financial statement is prepared.  In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and it uses all of this information to derive its fair value estimates.  The use of different assumptions and or estimation methods could have a material effect on these fair values.

The fair values of commodity swaps are determined applying a discounted cash flow methodology.  This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps.  Financial institutions and the U.S. Department of Treasury are the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

The Company’s foreign currency exchange agreements are recorded at their estimated fair values based on quotes received from the financial institution that the Company entered into the agreement with.  The Company verifies the reasonableness of the quotes by comparing them to the period ending foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing fair values which the Company believes would not be material.

Hedge accounting

The Company has designated certain commodity and interest rate swaps as cash flow hedges. The following tables outline changes in the fair value of commodity and interest rate swaps designated as cash flow hedges and their impact on other comprehensive income or loss, net of the related income tax effect, for the three and six months ended June 30, 2011 and 2010.

	Three months ended June 30
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$(2,065)	$—
Other comprehensive income, commodity swaps	(2,915)	(1,506)
Total other comprehensive income, net of income tax	$(4,980)	$(1,506)

	Six months ended June 30
	2011	2010

Derivatives designated as cash flow hedges, net of income tax
Other comprehensive income, interest rate swaps	$(1,472)	$—
Other comprehensive income, commodity swaps	(101)	(1,339)
Total other comprehensive income, net of income tax	$(1,573)	$(1,339)

The Company measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased.  Gains or losses are reclassified to operating expenses as diesel fuel is consumed.  The estimated net amount of the unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $3,248 (December 31, 2010 - $1,928).  The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

The Company measures and records any ineffectiveness on interest rate swaps using regression analysis.  Interest rate swaps are settled quarterly, consistent with the Company’s obligation to pay interest on its U.S. credit facility. Gains or losses arising from interest rate swaps are reclassified to interest expense upon settlement. The estimated net amount of the unrealized gains on interest rate swaps expected to be reclassified to earnings within the next twelve months is $2,281 (December 31, 2010 - $1,145). However, the actual amount reclassified to net income is dependent on future movements in interest rates.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate, commodity swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain interest rate, commodity swaps and foreign currency exchange agreements (collectively the “agreements”).  The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility.  Some interest rate swaps have been designated for hedge accounting.  In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.  Finally, the Company has entered into foreign currency exchange agreements to mitigate the risk of foreign currency fluctuations on dividends paid by BFI to WSI LLC, a U.S. holding company.

The Company’s corporate treasury function is charged with arranging and approving all agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and where applicable changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the fair value of interest rate and commodity swaps recorded in other assets on the Company’s condensed consolidated balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following commodity and interest rate swaps as outlined in the tables below:

U.S. fuel hedges

Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013
May 2011	165,000	$3.01	NYMEX Heating Oil Index	June 2011	December 2011
May 2011	165,000	$3.03	NYMEX Heating Oil Index	January 2012	May 2012
May 2011	330,000	$3.01	NYMEX Heating Oil Index	June 2012	December 2012

Canadian fuel hedges

Date entered	Notional amount (litres per month - expressed in litres)	Diesel rate paid (expressed in C$’s)	Diesel rate received variable	Effective date	Expiration date

September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	300,000	$0.77	NYMEX Heating Oil Index	July 2011	December 2011
May 2011	625,000	$0.77	NYMEX Heating Oil Index	January 2012	June 2012
May 2011	950,000	$0.78	NYMEX Heating Oil Index	July 2012	December 2012

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012
October 2010	$160,000	1.07%	0.25%	November 2010	July 2014
March 2011	$60,000	1.61%	0.24%	April 2011	July 2014
June 2011	$30,000	1.13%	0.19%	July 2011	July 2014

The Company has entered into the following foreign currency exchange agreements:

Foreign exchange currency agreements

Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

January 2011	$4,228	$0.9933	July 15, 2011
January 2011	$4,215	$0.9965	October 14, 2011
January 2011	$4,200	$0.9999	January 13, 2012

The contractual maturities of the Company’s derivatives are as follows:

		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$10,820	$5,209	$5,611	$—	$—
Commodity swaps	$245	$105	$140	$—	$—
Foreign currency exchange agreements	$12,643	$12,643	$—	$—	$—

Unrealized amounts recorded to net gain on financial instruments for the three and six months ended June 30, 2011 are as follows:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010

Net (gain) loss on financial instruments
Funded landfill post-closure costs	$(48)	$(8)	$(28)	$12
Interest rate swaps	(1,056)	(1,499)	(2,335)	(2,329)
Fuel hedges	664	299	(373)	567
Foreign currency exchange agreements	11	—	381	—
	$(429)	$(1,208)	$(2,355)	$(1,750)

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.       Income Taxes

The components of domestic and foreign income before income taxes and net loss from equity accounted investee and domestic and foreign income taxes are as follows:

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Income before income taxes and net loss from equity accounted investee
Canada	$36,032	$18,826	$57,808	$33,787
U.S.	20,516	15,180	39,160	26,497
	$56,548	$34,006	$96,968	$60,284

Current income tax expense
Canada	$11,613	$7,563	$22,448	$14,302
U.S.	1,384	952	2,247	1,891
	12,997	8,515	24,695	16,193
Deferred income tax (recovery) expense
Canada	(2,289)	(329)	(5,366)	(2,895)
U.S.	9,211	5,964	17,908	10,395
	6,922	5,635	12,542	7,500
Total income tax expense	$19,919	$14,150	$37,237	$23,693

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at June 30, 2011 and 2010.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2000 to 2010 in Canada and from 1997 to 2010 in the U.S.

17.       Segmented Reporting

The Company carries on business through three separate geographic segments: Canada, the U.S. south and the U.S. northeast.  The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each business segment limits the volume and number of transactions between them.

Effective September 30, 2010, the Company elected to exclude Corporate costs in the determination of each business segment’s performance.  Corporate costs include certain executive costs, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources and other administrative support function costs.  Corporate costs also include transaction and related costs and fair value changes for stock options.  Prior year amounts have been changed to conform to the current year’s presentation.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4).  The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Revenues
Canada	$196,734	$117,697	$368,654	$217,792
U.S. south	179,177	93,406	347,352	181,206
U.S. northeast	93,601	88,479	176,356	164,626
Corporate	—	—	—	—
	$469,512	$299,582	$892,362	$563,624

Revenues less operating and selling, general and administration expenses
Canada	$72,262	$46,221	$135,969	$86,603
U.S. south	52,662	26,051	103,772	50,945
U.S. northeast	24,134	25,466	44,848	46,152
Corporate	(9,428)	(13,911)	(27,521)	(26,691)
	$139,630	$83,827	$257,068	$157,009

Amortization
Canada	$25,491	$15,712	$49,296	$30,109
U.S. south	24,498	12,193	47,978	23,800
U.S. northeast	15,643	14,765	30,406	27,940
Corporate	835	426	1,606	764
	$66,467	$43,096	$129,286	$82,613

Restructuring expenses	$278	$—	$1,125	$—
Net gain on sale of capital assets	$(356)	$(369)	$(1,779)	$(431)

Operating income	$73,241	$41,100	$128,436	$74,827

June 30, 2011

	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$390,886	$343,912	$406,075	$—	$1,140,873
Capital assets	$313,450	$350,138	$104,457	$9,404	$777,449
Landfill assets	$238,828	$393,661	$337,084	$—	$969,573
Total Assets	$1,233,774	$1,276,289	$949,202	$46,732	$3,505,997

December 31, 2010

	Canada	U.S. south	U.S. northeast	Corporate	Total

Goodwill	$378,884	$297,078	$405,906	$—	$1,081,868
Capital assets	$306,744	$339,629	$102,040	$9,874	$758,287
Landfill assets	$236,855	$396,450	$342,386	$—	$975,691
Total Assets	$1,195,747	$1,208,450	$954,029	$32,261	$3,390,487

18.       Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.

The Company’s primary guarantees are as follows:

The Company has provided indemnities under lease agreements for the use of various operating facilities.  Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties.  The maximum amount of any potential future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2011 and 2021.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries.  The maximum amount of any potential future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a certain distance of the landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company’s financial position or results of operations.  As of June 30, 2011, the Company has not been required to compensate any homeowner under the PVPP.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued in the condensed consolidated balance sheet with respect to these agreements.

The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000.  The term and potential reimbursement varies with the matter indemnified.

19.       Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

Progressive Waste Solutions Ltd. (formerly IESI-BFC Ltd.)

Notes to the Condensed Consolidated Financial Statements

For the period ended June 30, 2011 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

20.       Subsequent Events

Effective July 15, 2011, the Company amended pricing on its Canadian facility.  Pricing on advances drawn under the facility declined by 62.5 basis points.  Pricing ranges from 50 to 175 basis points over bank prime for borrowings on prime and 150 to 275 basis points over Bankers’ Acceptances (“BAs”) for borrowings on BAs.  Pricing on financial letters of credit decreased by similar amounts and pricing ranges from 150 to 275 basis points.  Standby fees declined between 15 and 17.5 basis points, and pricing ranges from 37.5 to 68.8 basis points, while non-financial letters of credit decreased between 41.3 and 41.7 basis points.  All other significant terms remain unchanged.

Effective July 7, 2011, the Company entered into a second amendment to its U.S. facility.  Entering into the second amendment increased the total commitment to $1,377,500, which is up from $1,250,000.  Available lending under the amended U.S. facility is $1,122,500, up $45,000 from $1,077,500, and the facility has an “accordion feature” equal to $255,000.  Financial covenants remained principally unchanged.  However, the amended U.S. facility permits a maximum total funded debt to rolling four-quarter EBITDA ratio of 4.5 times and a maximum senior secured debt to rolling four-quarter EBITDA ratio of 3.5 times should the Company borrow an amount no less than $150,000 and loan these borrowings to IESI.  In addition, the restriction precluding IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times will increase to 4.4 times should IESI receive monies from Company borrowings.  The amended U.S. facility was also modified to allow IESI to be in compliance with the requirement to maintain interest rate hedges at fixed rates for at least 40% of total funded debt so long as its’ in place interest rate hedges are not more than $10,000 under than the hedging requirement at the 40% test.  This test is performed quarterly.

Pricing declined on advances drawn under the U.S. facility by 75 basis points.  Pricing ranges from 175 to 250 basis points over LIBOR for borrowings on LIBOR and 75 to 150 basis points over bank prime for prime rate advances.  Pricing on financial letters of credit are 175 to 250 basis points which represents a decline of 75 basis points from previous pricing points.  Fronting fees of 12.5 basis points on financial letters of credit are payable at all pricing levels.  Standby fees declined by 12.5 basis points and range from 25 to 50 basis points.  All other significant terms remain unchanged.